DESCRIPTION OF AMERITAS LIFE INSURANCE CORP'S (ALIC'S)
               METHOD OF COMPUTING EXCHANGE ADJUSTMENTS PURSUANT
               TO RULE 6e-3(T)(b)(13)(v)(B) UNDER THE INVESTMENT
                              COMPANY ACT OF 1940


This document explains the method that ALIC will use to compute cash values and payments due when a flexible premium variable life insurance policy (the Policy) is exchanged for a flexible premium adjustable life insurance policy (the new policy) issued by ALIC or one of its affiliated companies.

The policyowner may exchange the Policy while it is in force for a new policy on the life of the Insured, without new evidence of insurability, at any time within 24 months of the policy date shown on the schedule page of the Policy. To make the exchange, the policyowner must send the Policy, a completed application for exchange and any required payment to ALIC's Home Office.

To make this exchange, no monthly deduction under the Policy can be unpaid beyond a grace period; any outstanding debt on the policy must be repaid or liquidated; any assignment must be released or continued on the new policy; and any amount required to pay the first premium on the new policy and any cost for exchange must be paid.

The new policy will have the same policy date, issue age and risk class of the Insured as the Policy. The new policy will be a flexible premium adjustable life insurance policy issued by ALIC or its affiliates at the time of exchange. The policy provisions and applicable charges for the new policy and its riders will be the same as those which would have applied had the new policy been issued originally.

The accumulation value of the new policy on the exchange date will equal the cash surrender value of the Policy on the valuation date immediately prior to the exchange date plus the accumulation value provided by any net premium credited to the new policy on the exchange date, less monthly deductions under the new policy. If any loan was liquidated (i.e. remained unpaid at the time of the exchange), the specified amount of the new policy will be reduced by the amount of such liquidated loan.

The change will be effective on the valuation date next following the date all financial and contractual arrangements for the new policy have been completed and processed.

No further adjustments are made in values and payments upon an exchange.